UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 30, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         KPN tests new broadband technology, dated 30 August 2006.

Press release

KPN tests new broadband technology	Date
30 August 2006

Number
067pe

KPN will launch three trials of new broadband (VDSL2) technology in Den Haag, Diemen and Enschede in the fourth quarter of 2006. It is an important step forward in the rollout of the All IP program to bring fiber to every neighbourhood in The Netherlands.The network trials are completely open to other competitors to enable them to test the new technology and to trial their own broadband services with customers.

In the three pilot areas, KPN will replace over 100 junction boxes and connect the new junction boxes with fiber. Each junction box can connect between 200 and 400 houses. Even though the copper wire will remain in the ground between the junction box and the house, the VDSL2 technology will provide the users at home with speeds of up to 30Mbps.

Eelco Blok, Board of Management member for the Fixed Division of KPN commented on the trials “We’re really interested in the outcome - how will consumers use the new broadband services that will be provided by KPN and by the other service providers in the trials? Online gaming, video sites, photo sharing and social networking sites are being used by millions of people in the Netherlands every day. And new social services like interactive internet healthcare are also gaining ground. In short, we want to learn from our customer’s experiences over the next few months.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: September 1, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel